SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 30, 2004 to May 5, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                  Form 40-F    ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes                  No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________ ]

DOCUMENTS FURNISHED HEREUNDER:

1.   Press Release announcing First Quarter Results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

May 5, 2004	By:	/s/ Gordon M. Anderson
Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES FIRST QUARTER RESULTS

(Calgary, May 4, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced the unaudited results for the three months ended March 31, 2004.

»	Distributable cash for the first quarter of 2004 decreased 14% over the first quarter of 2003 to $83.6 million as a result of lower production volumes and lower commodity prices. It should be noted that last year’s first quarter results reflected an exceptional period of higher oil and gas production as well as above average oil and natural gas prices Pengrowth distributed $83.0 million or $0.63 per trust unit during the first quarter of 2004 compared to $82.2 million or $0.75 per trust unit in the comparable period in 2003. Cash distributions per trust unit in the first quarter of 2004 decreased 16% over the same period last year due to lower distributable cash and an increase in the number of trust units outstanding.

»	Operating costs for the first quarter of 2004 were $31.2 million ($7.50 per boe) compared to $39.5 million ($8.63 per boe) in the first quarter of 2003. The lower operating costs are mainly attributable to the purchase of the Sable Offshore Energy Project (“SOEP”) processing facilities in May and December of 2003. These transactions eliminated the third party processing fees that Pengrowth was previously paying to the owners of the facilities.

»	Pengrowth realized an operating netback of $25.71 per boe in the first quarter of 2004 with the decline in commodity prices partially offset by a decrease in operating costs.

»	Total production in the first quarter of 2004 averaged 45,668 boe per day, a decrease of 10% over the first quarter of 2003. Production volumes were lower than expected in the quarter by approximately 600 boe per day due to a delayed SOEP condensate shipment which was expected in March and took place in April. Incremental development volumes from our 2004 capital expenditures program are expected to reduce declines over the remainder of 2004.

»	Subsequent to quarter end, Pengrowth announced it had entered into an agreement with a subsidiary of Murphy Oil Corporation (“Murphy”) to acquire certain oil and natural gas assets in Alberta and Saskatchewan for $550 million before adjustments. The acquisition will be effective April 1, 2004 and is expected to be completed in late May 2004. Pengrowth anticipates it will finance the acquisition in the near term through cash and term deposits on hand, and a committed bridge credit facility. Pengrowth expects that the acquisition will be accretive for unitholders of Pengrowth Energy Trust based on production, reserves and distributable cash on a per unit basis adding approximately 6.9% to reserves per unit on a proved plus probable basis.

»	On March 23, 2004, Pengrowth successfully completed a public offering of 10.9 million trust units for gross proceeds of $200.6 million and net proceeds of $189.9 million. As a result of this equity issue and additional cash remaining from the July 2003 equity offering, Pengrowth had cash and term deposits of $251.1 million at March 31, 2004. The cash and term deposits will be used to partially fund the Murphy acquisition that was announced on April 8, 2004.

»	At the Annual and Special Meeting of Trust Unitholders on April 22, 2004, Pengrowth received Trust Unitholder approval to reclassify the trust unit capital into Class A and Class B units. The reclassification of trust units will enable Pengrowth to ensure non-resident ownership requirements of the Income Tax Act (Canada) are satisfied and that Pengrowth’s mutual fund status is maintained. The reclassification of trust units will be implemented at a date to be determined and announced by the Board of Directors.

Summary of Financial and Operating Results

(thousands, except per unit amounts)					%
Quarter ended M arch 31	2004		2003		Change
INCOME STATEMENT
Oil and gas sales	$164,323		$202,801		-19%
Net income	$38,652		$62,920	**	-39%
Net income per unit	$0.31		$0.57	**	-46%
Funds generated from operations	$91,798		$108,609		-15%
Funds generated from operations per unit	$0.73		$0.98		-26%
Funds withheld to fund capital expenditures	$9,289		$10,804		-14%
Distributable cash before withholding*	$92,895		$108,025		-14%
Distributable cash before withholding per unit*	$0.74		$0.98		-24%
Distributable cash*	$83,606		$97,221		-14%
Actual distributions paid or declared per unit	$0.63		$0.75		-16%
Weighted average number of units outstanding	125,220		110,768		13%
BALANCE SHEET
Working capital	$194,650		$(48,547)
Property, plant and equipment and other assets	$1,507,905		$1,469,072	**	3%
Long-term debt	$262,260		$307,226		-15%
Unitholders’ equity	$1,315,025		$1,045,311	**	26%
Unitholders’ equity per unit	$9.72		$9.42		3%
Number of units outstanding at period end	135,324		111,021		22%
TRUST UNIT TRADING (TSX)
High	$21.25		$15.90
Low	$15.55		$13.39
Close	$17.98		$14.25
Value	$567,785		$297,605		91%
Volume (thousands of units)	30,620		20,122		52%
TRUST UNIT TRADING (NYSE)
High	$16.60	US	$10.67	US
Low	$12.10	US	$9.07	US
Close	$13.70	US	$9.71	US
Value	$525,609	US	$80,807	US	550%
Volume (thousands of units)	36,899		8,168		352%
DAILY PRODUCTION
Crude oil (barrels)	21,516		24,807		-13%
Natural gas (thousands of cubic feet)	117,348		120,402		-3%
Natural gas liquids (barrels)	4,594		5,952		-23%
Total production (BOE) 6:1	45,668		50,827		-10%
PRODUCTION INCREASE
(6:1 boe) (year over year)	-10%		21%
PRODUCTION PROFILE (6:1 conversion)
Crude oil	47%		49%
Natural gas	43%		39%
Natural gas liquids	10%		12%
AVERAGE PRICES
Crude oil (per barrel)	$40.34		$44.75		-10%
Natural gas (per mcf)	$6.72		$7.63		-12%
Natural gas liquids (per barrel)	$36.98		$41.43		-11%
Average price per BOE 6:1	$39.54		$44.33		-11%

*	See Note 3 to the Financial Statements

**	Restated for a retroactive change in accounting policies — see Note 2 to the financial statements.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

Distributable Cash

Distributable cash decreased 14% to $83.6 million for the first quarter of 2004, compared to $97.2 million in the first quarter of 2003. A balance of $0.7 million earned in the first quarter of 2004 remained to be distributed to unitholders in future months, compared to a balance of $15.0 million undistributed at the end of the first quarter of 2003. An additional $9.3 million (2003 — $10.8 million) was withheld to fund capital expenditures. The lower distributable cash in the first quarter of 2004 is attributable mainly to lower production volumes and lower commodity prices, offset in part by lower operating expenses and amortization of injectants.

Per unit cash distributions to unitholders decreased 16% to $0.63 per trust unit in the first quarter of 2004 compared to $0.75 per trust unit in the first quarter of 2003. Lower per unit cash distributions in 2004 first quarter reflected lower total distributable cash as well as an increase in the number of trust units outstanding. Trust units issued pursuant to the March 23, 2004 equity issue participated in the May 15 distribution, which relates to the March production month, and hence impacts 2004 first quarter distributable cash.

Net Income

Net income for the first quarter of 2004 decreased to $38.7 million compared to $62.9 million for the first quarter of 2003. Most of this decrease is attributable to lower production volumes and lower commodity prices in 2004, as well as higher depletion and depreciation, offset in part by lower expenses.

Operating Netback

Per boe of Production (6:1)	Three months ended March 31,

	2004	2003
Oil and gas sales	$39.54	$44.33
Crown and freehold royalties	(5.90)	(7.69)
Other income	0.82	0.65
Operating costs	(7.50)	(8.63)
Amortization of injectants	(1.25)	(2.16)

Operating netback	$25.71	$26.50

Production

Total BOE production decreased 10% in the first quarter of 2004, compared to the first quarter of 2003, reflecting production declines over the period, mitigated in part by development projects completed over the last year. Pengrowth has not completed any significant reserve acquisitions since the first quarter of 2003. The Murphy acquisition which is scheduled to close in late May will favourably impact production going forward. Volumes reported for the first quarter of 2004 are also lower due to the timing of Sable condensate sales, as further discussed below.

Daily Production	Three months ended March 31

			%
	2004	2003	Change
Crude oil (bbls/d)	21,516	24,807	-13%
Natural gas (mcf/d)	117,348	120,402	-3%
Natural gas liquids (bbls/d)	4,594	5,952	-23%

Total boe/d (6:1)	45,668	50,827	-10%

Oil production volumes have decreased 13% due to production declines, partially offset by incremental volumes from development projects. Production declines at some of Pengrowth’s B.C. properties, including Rigel, Squirrel and Oak have been steeper than anticipated. However, on the positive side, significant production response has occurred at Oak during the first quarter as a result of waterflood activity. Production at other oil producing properties, including Judy Creek and Weyburn, has continued to exceed production expectations.

In the first quarter of 2004 natural gas production volumes decreased 3% compared to the first quarter of 2003. Natural gas production declines have been substantially offset by incremental development volumes from natural gas properties including Sable, McLeod River, Tupper, Dunvegan and Cessford.

Natural gas liquids volumes decreased 23% in the first quarter of 2004 compared to the first quarter of 2003. The timing of Sable condensate shipments negatively impacted 2004 first quarter volumes as there was only one partial shipment of 11.0 mbbls, compared to one full and one partial shipment totaling 88.8 mbbls in the first quarter of 2003. Sable condensate is normally sold every two to three months. Excluding the timing effect of Sable condensate sales, natural gas liquids volumes would have declined by approximately 9%, quarter over quarter. At this time Pengrowth expects that second quarter production will include two condensate shipments totalling approximately 125.0 mbbls.

Prices

Pengrowth’s average price per BOE of production fell 11% to $39.54 per boe in the first quarter of 2004 compared to $44.33 per boe in the first quarter of 2003.

Average Prices C$	Three months ended March 31,

	2004	2003	% Change
Crude oil (per bbl)	40.34	44.75	-10%
Natural gas (per mcf)	6.72	7.63	-12%
Natural gas liquids (per bbl)	36.98	41.43	-11%

Total per boe (6:1)	39.54	44.33	-11%

Pengrowth’s average crude oil price was 10% lower in the first quarter of 2004 compared to the first quarter of

2003. Although the WTI benchmark price for crude oil increased 4% over the same period, the decrease in the value of the U.S. dollar relative to the Canadian dollar resulted in a lower Canadian crude oil price. The impact of Pengrowth’s hedging program reduced the crude oil price by $3.64 per bbl in the first quarter of 2004 compared to a reduction of $4.08 per bbl in the first quarter of 2003.

Pengrowth’s average natural gas price decreased 12% from $7.63 per mcf in the first quarter of 2003 to $6.72 per mcf in the first quarter of 2004. The AECO monthly gas index price decreased 17% and the NYMEX Henry Hub gas price index decreased 14% over the same period. Hedging reduced Pengrowth’s realized natural gas price by $0.44 per mcf in the first quarter of 2004 compared to a reduction of $1.06 per mcf in the first quarter of 2003.

Price Risk Management Program

The details of Pengrowth’s hedging contracts are provided in Note 10 to the financial statements. Subsequent to quarter-end, Pengrowth has hedged an additional 2,500 mmbtu per day of 2005 SOEP natural gas production at a price of Cdn $8.57 per mmbtu (before transportation).

For the remainder of 2004, Pengrowth has approximately 14% of current natural gas production and 49% of current crude oil production (based on first quarter production volumes) hedged through financial swap contracts.

In the first quarter of 2004, Pengrowth realized a net hedging loss of $4.7 million related to natural gas swap contracts, compared to a natural gas hedging loss of $11.5 million for the same period last year. Net hedging losses realized on crude oil price swap transactions were $7.1 million in the first quarter of 2004, compared to a crude oil hedging loss of $9.1 million in the first quarter of 2003.

At March 31, 2004, the mark-to-market value of these hedge positions was a negative $16.1 million related to financial crude oil contracts and negative $10.0 million related to financial natural gas contracts.

Royalties

Royalties decreased to $24.5 million or 15% of oil and gas sales in the first quarter of 2004, compared to $35.2 million or 17% of oil and gas sales in the first quarter of 2003. The lower royalty rate is due in part to lower commodity prices and higher enhanced oil recovery and injection credits in the current year as well as the result of a greater hedging impact in the prior year (with no corresponding reduction in royalties).

Operating Costs

For the first three months of 2004, operating costs were $31.2 million ($7.50 per boe) compared to $39.5 million ($8.63 per boe) for the first three months of 2003. Most of the reduction in operating costs is attributable to the purchase of the SOEP processing facilities in May and December of 2003. These transactions eliminated the third party processing fees that Pengrowth was previously paying to the owners of the facilities, resulting in a decrease of $7.3 million in SOEP operating costs in the first quarter of 2004 compared to the first quarter of 2003. Lower electricity rates in Alberta in the first quarter of 2004 relative to first quarter 2003 also contributed to lower operating costs in 2004.

Injectants for Miscible Flood

During the first three months of 2004, Pengrowth purchased $7.3 million of injectants for miscible floods and expensed a related $5.2 million against cash distributions to unitholders. Pengrowth amortizes the cost of injectants purchased from third parties against cash distributions to unitholders over the period of expected future economic benefit, which is currently 30 months. At March 31, 2004, the balance of unamortized injectant costs was $26.4 million.

General and Administrative

General and Administrative expenses (G&A) were $5.8 million in the first quarter of 2004 compared to $3.7 million for the same period last year. Included in 2004 first quarter G&A is $1.1 million (2003 — $0.1 million) of non-cash compensation expense related to trust unit rights granted during the period. Also included is $0.8 million of costs related to printing and mailing the Annual Report and Information Circular compared to the prior year where most of these costs were incurred in the second quarter. Increases in salaries and benefits also contributed to higher G&A costs in 2004. On a per boe basis, G&A increased from $0.82 per boe in 2003 to $1.41 per boe in 2004 as a result of the increased costs and the 10% decline in production in the first quarter of 2004 relative to the first quarter of 2003. In the absence of further trust unit right grants, we would expect the non-cash compensation to be significantly lower over the remainder of 2004 (approximately $0.3 million per quarter).

Management Fees

Management fees were $2.8 million or $0.66 per boe in the first quarter of 2004 compared to $3.8 million or $0.82 per boe for the same period last year. Management fees decreased as a result of a revised management fee structure that was effective July 1, 2003, and as a result of lower net production revenue, as the fees are based in part on a sliding scale percentage of net production revenue.

Under the current management fee structure, the manager will earn a ‘performance fee’ if certain performance criteria are met, including exceeding a three-year rolling average total return of 8%, as at year-end 2004. The maximum performance fee that the manager may earn is limited to an amount that would bring the total management fees to 80% of the fees that would have been earned under the old management fee agreement Management fees of $2.8 million recorded in the first quarter of 2004 include an accrual of $0.6 million for estimated 2004 performance fees. This is the maximum performance fee that the manager could earn in relation to the first quarter of 2004. Second quarter management fees are expected to increase due to the ability to earn a performance fee as the 80% fee under the old management agreement will be increased due to the acquisition of the Murphy properties.

Interest Expense

Interest expense increased to $4.2 million for the first quarter of 2004 compared to $3.7 million in the first quarter of 2003. Although the average long-term debt has decreased compared to the first quarter of 2003, the average interest rate has increased, mainly as a result of the fixed rate term debt which was issued in April 2003 which has a slightly higher average interest rate at 5.07% than the floating rate bank debt outstanding during the first quarter of 2003. First quarter 2004 interest expense also includes $0.5 million of fees related to the amortization of U.S. debt issue costs and imputed interest on the note payable to Emera Offshore Incorporated.

Depletion and Depreciation

Depletion and depreciation increased to $50.5 million or $12.15 per boe in the first quarter of 2004 compared to $44.4 million or $9.69 per boe for the first quarter of 2003. An increase in the depreciable asset base resulting from the purchase of the Sable facilities in 2003 for $122 million, combined with a higher depletion rate, resulted in the increase in depletion and depreciation in 2004. The increase in depletion and depreciation resulting from the purchase of the Sable facilities is largely offset by a reduction in Sable operating costs.

Liquidity and Capital Resources

Pengrowth’s long-term debt at March 31, 2004 was $262.3 million, compared to $259.3 million at December 31, 2003 and $307.2 million at March 31, 2003. All of Pengrowth’s debt outstanding at the end of the first quarter 2004 is U.S. dollar denominated fixed rate term debt, details of which are provided in Note 4 to the financial statements. Due to the increase in the value of the Canadian dollar relative to the U.S. dollar, an unrealized gain of $28.0 million has been recorded since the debt issuance in April 2003.

On March 23, 2004, Pengrowth successfully completed a public equity offering of 10.9 million trust units for gross proceeds of $200.6 million ($189.9 million net). As a result of this equity offering, and additional cash remaining from the previous equity offering in July 2003, at March 31, 2004 Pengrowth had cash and term deposits of $251.1 million. This cash will be used to partially fund the $550 million acquisition of properties from Murphy Oil Corporation, which is discussed further below under “Subsequent Events”. The balance of the Murphy acquisition will be funded in the near term through a committed bridge credit facility. Depending on prevailing market conditions and other considerations, Pengrowth will consider a number of options for permanent financing of the bridge facilities including the possible issuance of further trust units under an equity offering, a possible increase in term debt outstanding, a potential increase in its bank borrowing lines, other possible options or a combination of any or all of these in order to reduce debt and to increase financial flexibility with respect to potential future acquisition opportunities.

Capital Spending

During the first three months of 2004, Pengrowth spent $24.9 million (2003 — $18.5 million) on development activities. The majority of these costs were spent on development programs at Judy Creek ($8.9 million), Sable ($3.4 million), McLeod River ($2.3 million), Weyburn ($1.7 million), and various B.C. properties ($4.7 million).

Subsequent Events

Acquisition of Oil and Gas Properties

On April 8, 2004, Pengrowth announced it had entered into an agreement with a subsidiary of Murphy Oil Corporation (“Murphy”) to acquire certain oil and natural gas assets in Alberta and Saskatchewan for $550 million before adjustments. Pengrowth’s independent engineering evaluator, Gilbert Laustsen Jung Associates Ltd. (“GLJ”) has prepared an evaluation with an effective date of April 1, 2004. The reserves that will be booked based on this report include total proved reserves of 40.1 million boe and proved plus probable reserves of 49.3 million boe per day. The acquisition will be effective April 1, 2004 and is expected to be completed in late May 2004. Pengrowth anticipates it will finance the acquisition on closing through cash and term deposits on hand, and a committed bridge credit facility.

Reclassification of Trust Units

Pengrowth received Trust Unitholder approval to reclassify the trust unit capital into Class A and Class B units at the Annual and Special Meeting of Trust Unitholders on April 22, 2004. The reclassification of trust units will enable Pengrowth to ensure that non-resident ownership requirements of the Income Tax Act (Canada) are satisfied, and that Pengrowth’s mutual fund status is maintained. The reclassification will be implemented at a date to be determined and announced by the Board of Directors upon receipt of regulatory approval and satisfaction of other conditions as described in the Information Circular and Proxy Statement and the related Supplemental Information in Respect of the Information Circular and Proxy Statement.

OPERATIONS REVIEW

REVIEW OF DEVELOPMENT ACTIVITIES (All volumes stated below are net to Pengrowth unless otherwise stated)

OPERATED PROPERTIES:

Bulrush:

•	Drilled and tied in one natural gas well (Pengrowth’s working interest is 78.75%) in the first quarter with production commencing March 27, 2004 at 390 mcf per day. There are two potential follow-up locations for the fourth quarter of 2004.

Elm:

•	Drilled and tied-in one well (Pengrowth’s working interest is 100% before payout) in the first quarter of 2004 with production commencing at 50 bbls of oil per day.

•	One well drilled (Pengrowth’s working interest is 100% before payout) in the first quarter of 2004 with completion and tie-in expected in the fourth quarter of 2004.

Judy Creek:

•	Drilled 2 horizontal miscible flood injectors in the first quarter with both currently on water injection. These wells are scheduled to begin solvent injection in the second quarter of 2004.

•	Drilled 3 vertical oil producers; all will be tied-in in the second quarter of 2004.

•	One oil producer was tied-in that was rig released in the fourth quarter of 2003. This well is currently producing 70 bbls of oil per day.

•	Completed solvent injection at three miscible flood patterns in the first quarter of 2004.

•	Two new miscible patterns will start solvent injection in the second quarter of 2004.

Lapp:

•	A natural gas well (Pengrowth’s working interest is 100%) was tied-in and placed on production on April 2, 2004 at 700 mcf per day.

Laprise:

•	Drilled and tied-in a natural gas well (Pengrowth’s working interest is 100%) with production commencing April 5, 2004 at 750 mcf per day.

McLeod:

•	Completed and tied-in one natural gas well (Pengrowth’s working interest is 100%) drilled in the fourth quarter of 2003 at 500 mcf per day. Drilled, completed, and tied-in another natural gas well (Pengrowth’s working interest is 100%) at 320 mcf per day. Drilled a second well in the first quarter of 2004 which is currently waiting to be completed.

Oak:

•	There was a significant production increase as a result of the Oak ‘C’ waterflood in the first quarter of 2004.

•	Obtained Oak ‘B’ waterflood approval from the Oil and Gas Commission. Waterflood operations are expected to commence in the second quarter of 2004.

Weasel:

•	A natural gas well (Pengrowth’s working interest is 100%) was re-completed and placed on production at 700 mcf per day.

•	Drilled and tied-in a natural gas well (Pengrowth’s working interest is 100%) and placed on production at 700 mcf per day.

Woodrush:

•	A non-operated natural gas well (Pengrowth’s working interest is 46.25%) was placed on production at 700 mcf per day.

NON-OPERATED PROPERTIES:

Sable Offshore Energy Project (SOEP): (8.4% working interest)

Tier II Status

•	Construction of the facilities for the second Tier II field, South Venture, is continuing. The jacket being built is nearing completion and the topsides are expected to be ready by the fourth quarter of 2004. Start up is expected in late 2004, early 2005.

•	Engineering and design for the SOEP compression project is underway along with requests for proposals for various pieces of equipment being issued. This project is scheduled for completion mid-2006.

Monogram Gas Unit: (53.8% working interest)

•	During the first quarter of 2004, 154 wells were surveyed, 148 licenses were issued and 24 well sites were constructed. Drilling commenced in late April 2004 with 36 wells drilled to date and production expected to begin in the third and fourth quarters of 2004.

Weyburn Unit: (9.75% working interest)

•	The CO2 flood continues to perform above expectations and current oil production rates are approximately 2,263 boepd net to Pengrowth. CO2 injection rates are averaging 11.3 mmcf per day comprised of 9.0 mmcf per day from the pipeline supply and 2.3 mmcf per day of recycled CO2. The 2004 drilling program commenced with the spud of an injection replacement well followed by horizontal production wells with first production anticipated in the second quarter of 2004.

2004 Tax Estimate Update

Pengrowth forecasts that in the current commodity price environment, approximately 60-65 % of distributions paid in 2004 will be taxable to unitholders, with the remainder of distributions treated as return of capital and thus tax deferred. The taxability may increase if we see higher commodity prices over the remainder of the year, or may be reduced if Pengrowth makes additional acquisitions and issues new equity during the balance of the year.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding its first quarter results at 9:00 A.M. Mountain Daylight Time (11:00 A.M. Eastern Daylight Time) on Wednesday, May 5, 2004.

Callers may dial 1-800-814-4941 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth conference call. The call will also be available for replay by dialing 1-877-289-8525 or Toronto local (416) 640-1917 and entering passcode number 21049003 followed by the pound key.

Interested users of the internet are invited to go to:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=803000 or www.pengrowth.com for replay.

PENGROWTH CORPORATION

James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

	As at	As at
	March 31	December 31
	2004	2003
ASSETS	(unaudited)	(audited)
CURRENT ASSETS
Cash and term deposits	$251,077	$64,154
Accounts receivable	65,369	65,570
Inventory	1,057	699

	317,503	130,423
REMEDIATION TRUST FUNDS	7,690	7,392
DEFERRED CHARGES (Note 7)	5,070	5,544
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,507,905	1,530,359

	$1,838,168	$1,673,718

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$54,072	$54,196
Distributions payable to unitholders	57,526	52,139
Due to Pengrowth Management Limited	1,255	1,122
Note payable	10,000	10,000

	122,853	117,457
NOTE PAYABLE	35,000	35,000
LONG-TERM DEBT (Note 4)	262,260	259,300
ASSET RETIREMENT OBLIGATIONS (Note 6)	103,030	102,528
TRUST UNITHOLDERS’ EQUITY	1,315,025	1,159,433

SUBSEQUENT EVENTS (Note 11)	$1,838,168	$1,673,718

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME

(Stated in thousands of dollars)
(Unaudited)

Three Months Ended March 31,	2004	2003
		(restated see Note 2)
REVENUES
Oil and gas sales	$164,323	$202,801
Processing and other income	2,985	2,855
Crown royalties, net of incentives	(23,021)	(32,691)
Freehold royalties and mineral taxes	(1,495)	(2,494)

	142,792	170,471
Interest and other income	425	82

NET REVENUE	143,217	170,553
EXPENSES
Operating	31,160	39,482
Amortization of injectants for miscible floods	5,204	9,863
Interest	4,177	3,653
Foreign exchange loss (Note 8)	2,371	750
General and administrative	5,846	3,745
Management fee	2,754	3,763
Capital taxes	529	564
Depletion and depreciation	50,512	44,369
Accretion (Note 6)	1,999	1,428

	104,552	107,617

INCOME BEFORE THE FOLLOWING	38,665	62,936

ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	13	16

NET INCOME	$38,652	$62,920

NET INCOME PER UNIT (Note 5)
Basic	$0.309	$0.568
Diluted	$0.307	$0.566

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)
(Unaudited)

Three Months Ended March 31,	2004	2003
		(restated see Note 2)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$38,652	$62,920
Depletion, depreciation and accretion	52,511	45,797
Amortization of injectants	5,204	9,863
Purchase of injectants	(7,259)	(9,475)
Expenditures on remediation	(1,851)	(550)
Unrealized foreign exchange loss (Note 8)	2,960	—
Trust unit based compensation	1,107	54
Amortization of deferred charges (Note 7)	474	—

Funds generated from operations	91,798	108,609
Changes in non-cash operating working capital (Note 9)	(4,876)	(18,854)

	86,922	89,755

FINANCING
Distributions	(78,219)	(71,961)
Change in long-term debt	—	(9,275)
Proceeds from issue of trust units	199,439	6,394

	121,220	(74,842)

INVESTING
Expenditures on property, plant and equipment	(24,862)	(18,503)
Expenditures on property acquisitions	(787)	(1,973)
Change in non-cash investing working capital (Note 9)	4,728	453
Proceeds from sale of marketable securities	—	273
Change in Remediation Trust Funds	(298)	(9)

	(21,219)	(19,759)

CHANGE IN CASH AND TERM DEPOSITS	186,923	(4,846)
CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	64,154	8,292

CASH AND TERM DEPOSITS AT END OF PERIOD	$251,077	$3,446

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF TRUST
UNITHOLDERS’ EQUITY

(Stated in thousands of dollars)
(Unaudited)

Three Months Ended March 31,	2004	2003
		(restated see Note 2)
Unitholders’ equity at beginning of period	$1,159,433	$1,073,164
Units issued, net of issue costs	199,439	6,394
Net income for period	38,652	62,920
Contributed surplus	1,107	54
Distributable cash (Note 3)	(83,606)	(97,221)

TRUST UNITHOLDERS’ EQUITY AT END OF PERIOD	$1,315,025	$1,045,311

PENGROWTH ENERGY TRUST
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICY

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust and Pengrowth Corporation (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2003.

2.	CHANGE IN ACCOUNTING POLICIES

Prior period comparative balances have been restated due to the changes in accounting polices described in Note 3 of the consolidated financial statements for the fiscal year ended December 31, 2003.

As a result of the changes in accounting policies, net income for the three months ended March 31, 2003 increased by $1,870,000. Net income per unit basic and diluted for the three months ended March 31, 2003 increased by $0.017 per unit and $0.016 per unit, respectively.

3.	DISTRIBUTABLE CASH

There is no standardized measure of Distributable Cash and therefore Distributable Cash, as presented below, may not be comparable to similar measures presented by other trusts.

	Three months ended
	March 31, 2004	March 31, 2003
Net income	$38,652	$62,920
Add (Deduct):
Depletion, depreciation and accretion	52,511	45,797
Asset retirement obligation expenses not covered by the trust funds and contributions to Remediation Trust Funds	(2,210)	(621)
Unrealized foreign exchange loss (Note 8)	2,960	—
Non-cash compensation expense	1,107	54
Other	(125)	(125)

Distributable cash before withholding	92,895	108,025
Cash withheld to fund capital expenditures	(9,289)	(10,804)

Distributable cash	83,606	97,221
Less: Actual distributions paid or declared	(82,955)	(82,201)

Balance to be distributed	$651	$15,020

Actual distributions paid or declared per unit	$0.630	$0.750

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time. Distributions are declared payable during the month following the month in which the distributions were earned. Distributions are paid to unitholders on the 15th day of the second month after the distributions are earned.

4.	LONG TERM DEBT

	As at	As at
	March 31,	December 31,
	2004	2003
U.S. dollar denominated debt:
$150 million senior unsecured notes at 4.93 percent due April 2010	$217,680	$217,680
$50 million senior unsecured notes at 5.47 percent due April 2013	72,560	72,560
Unrealized foreign exchange gain on translation	(27,980)	(30,940)

	$262,260	$259,300

5.	TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	March 31, 2004		December 31, 2003
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of period	123,873,651	$1,872,924	110,562,327	$1,662,726
Issued for cash	10,900,000	200,560	8,500,000	144,075
Less: issue expenses	—	(10,659)	—	(7,820)
Issued for cash on exercise of trust unit options and rights incentive options	313,989	5,226	3,358,442	51,701
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	236,044	4,312	1,452,882	22,242

Balance, end of period	135,323,684	$2,072,363	123,873,651	$1,872,924

The per unit amounts for net income are based on the weighted average units outstanding for the period. The weighted average units outstanding for the three months ended March 31, 2004 were 125,219,843 units (March 31, 2003 — 110,768,338 units). In computing diluted net income per unit, 648,233 units were added to the weighted average number of units outstanding during the period ended March 31, 2004 (March 31, 2003 — 328,340 units) for the dilutive effect of trust unit options and rights.

Trust Unit Option Plan

As at March 31, 2004 options to purchase 1,736,514 trust units were outstanding (December 31, 2003 — 2,014,903) that expire at various dates to June 28, 2009.

	March 31, 2004		December 31, 2003
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price
Outstanding at beginning of period	2,014,903	$17.47	4,451,131	$16.78
Exercised	(275,189)	17.06	(2,374,182)	16.19
Cancelled	(3,200)	12.98	(62,046)	17.17

Outstanding at period-end	1,736,514	$17.54	2,014,903	$17.47
Exercisable at period-end	1,721,047	$17.56	1,999,436	$17.48

Rights Incentive Plan

As at March 31, 2004 rights to purchase 2,166,628 trust units were outstanding (December 31, 2003 — 1,112,140) that expire at various dates to February 6, 2009.

	March 31, 2004		December 31, 2003
		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of rights	Exercise price	of rights	Exercise price
Outstanding at beginning of period	1,112,140	$12.20	1,964,100	$13.29
Granted(1)	1,106,538	16.80	165,000	16.35
Exercised	(38,800)	13.69	(984,260)	13.49
Cancelled	(13,250)	11.76	(32,700)	12.75

Outstanding at period-end	2,166,628	$14.22	1,112,140	$12.20
Exercisable at period-end	700,853	$14.19	359,740	$11.92

(1) Weighted average exercise price of rights granted are based on the exercise price at the date of grant

Fair Value of Unit Based Compensation

The fair value of rights incentive options granted during the three months ended March 31, 2004 was estimated as 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect on net income had compensation expense been recorded using the fair value method. The following is the pro forma effect on net income:

	Three months ended
	March 31, 2004	March 31, 2003
Net income	$38,652	$62,920
Compensation expense related to trust unit options granted in 2002	—	(94)
Compensation expense related to rights incentive options granted in 2002	(305)	(330)

Pro forma net income	$38,347	$62,496

Pro forma net income per unit:
Basic	$0.306	$0.564
Diluted	$0.305	$0.563

6.       ASSET RETIREMENT OBLIGATIONS

	As at	As at
	March 31,	December 31,
	2004	2003
Asset Retirement Obligations, beginning of period	$102,528	$73,493
Increase in liabilities during the period related to:
Additions	354	11,086
Revisions	—	15,153
Accretion expense	1,999	6,039
Liabilities settled during the period	(1,851)	(3,243)

Asset Retirement Obligations, end of period	$103,030	$102,528

7.       DEFERRED CHARGES

	As at	As at
	March 31,	December 31,
	2004	2003
Imputed interest on note payable (net of accumulated amortization of $397)	$3,210	$3,607
U.S. debt issue costs (net of accumulated amortization of $281)	1,860	1,937

	$5,070	$5,544

8.       FOREIGN EXCHANGE LOSS

	Three months ended
	March 31, 2004	March 31, 2003
Unrealized foreign exchange loss on translation of U.S. dollar denominated debt	$2,960	$—
Realized foreign exchange losses (gains)	(589)	750

	$2,371	$750

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

9.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	March 31, 2004	March 31, 2003
Accounts receivable	$201	$(19,805)
Inventory	(358)	185
Accounts payable and accrued liabilities	(4,852)	616
Due to Pengrowth Management Limited	133	150

	$(4,876)	$(18,854)

Change in Non-Cash Investing Working Capital

	March 31, 2004	March 31, 2003
Accounts payable for capital accruals	$4,728	$453

Cash Payments

	March 31, 2004	March 31, 2003
Cash payments made for taxes	$523	$485
Cash payments made for interest	$343	$4,846

10.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At March 31, 2004, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn$1,567,000.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at March 31, 2004, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	Per bbl
2004
Financial:
April 1, 2004 — Dec 31, 2004	10,500	WTI(1)	$38.78 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	Per mmbtu
2004
Financial:
April 1, 2004 — Dec 31, 2004	8,000	Tetco M3(1)	$7.39 Cdn
April 1, 2004 — Dec 31, 2004	7,000	Transco Z6	$3.90 U.S.
April 1, 2004 — Dec 31, 2004	948	AECO	$6.70 Cdn
2005
Financial:
Jan 1, 2005 — Dec 31, 2005	1,000	Tetco M3(1)	$8.22 Cdn

(1) Associated CDN$ / U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At March 31, 2004, the amount Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $16,060,000 and $9,997,000, respectively.

Pengrowth entered into an agreement to purchase 5 megawatts of electricity at a price of $53.00 per megawatt hour, effective February 1, 2004 to December 31, 2004.

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds, approximate their fair value due to their short maturity. The fair value of the remediation trust funds at March 31, 2004 was $7,783,000 (December 31, 2003 — $7,479,000). The fair value of the U.S. dollar denominated debt at March 31, 2004 was approximately $268,836,000 based on the changes in the fair value of the underlying U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of Pengrowth Corporation’s notes. The fair value of the note payable at March 31, 2004, approximates its carrying value net of the imputed interest included in deferred charges.

11.	SUBSEQUENT EVENTS

Acquisition of Oil and Gas Properties

On April 8, 2004, Pengrowth announced it had entered into an agreement with a subsidiary of Murphy Oil Corporation (“Murphy”) to acquire certain oil and natural gas assets in Alberta and Saskatchewan for $550 million before adjustments. The acquisition will be effective April 1, 2004 and is expected to be completed in late May 2004. Pengrowth anticipates it will finance the acquisition on closing through cash and term deposits on hand, and a committed bridge credit facility.

Reclassification of Trust Units

Pengrowth received Trust Unitholder approval to reclassify the trust unit capital into Class A and Class B units at the Annual and Special Meeting of Trust Unitholders on April 22, 2004. The reclassification will be implemented at a date to be determined and announced by the Board of Directors upon receipt of regulatory approval and satisfaction of other conditions as described in the Information Circular and Proxy Statement and the related Supplemental Information in Respect of the Information Circular and Proxy Statement.